

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

<u>Via Facsimile</u>
Mr. Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda, 60218 Israel

> **Re: Formula Systems (1985) Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 000-29442**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Critical Accounting Policies</u>

<u>Goodwill, page 47</u>

1.   We note your disclosure on page 48, which indicates that for certain reporting units, the performance of a two-step impairment test was required. Please identify the reporting units for which you performed the two-step test, explain why the two-step test was "required" and tell us the extent to which each of these reporting unit's fair value exceeded its carrying value. Also, if you perform a two-step impairment test in future periods, and the estimated fair value of a reporting unit is not substantially in excess of its carrying value, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Legal Proceedings, page 86

2.   We note your statement that you recorded an accrual to cover damages to be awarded, if any, based on the conclusions of the financial expert opinion that Magic Software filed in the arbitration proceedings. Please tell us how you considered Securities Act Rule 436 when determining whether you were required to name the financial expert and obtain its consents for inclusion in your filing, which is incorporated by reference into your Securities Act filings, such as your Form S-8.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

3.   We note that Kost, Forer, Gabbay & Kasierer indicated in their audit report that they did not audit the financial statements of certain subsidiaries which were audited by other auditors and that their opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed. Accordingly, please amend your December 31, 2013 Form 20-F to include the other auditors' reports.

Consolidated Statements of Income, page F-8

4.   We note that for certain multiple-element arrangements, revenue is recognized under the percentage-of-completion method and per your response to comment 2 in your letter dated December 8, 2008, these revenues are included within the proprietary software

product line item. Please confirm whether the revenue from these arrangements continues to be classified in the proprietary software product line item. As noted in your response, please confirm that in future filings you will disclose your basis of presentation for these arrangements and discuss the reasons for such presentation.

Note 14. Commitments and Contingencies

(d) Legal Proceedings, page F-56

5.   We note your disclosure on page F-56 that Magic has recorded an accrual to cover damages based on the conclusion of the financial expert opinion filed by Magic during arbitration proceedings. We also note your disclosure that the company is unable to estimate the amount of the probable loss associated with this litigation. Please explain how you were able to record an accrual if you are unable to estimate the probable loss. See ASC 450-20-25-2. Clarify whether this disclosure was meant to address the reasonable possibility that a loss exceeding the probable amounts already recognized may have been incurred. If so, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to paragraphs 3 through 5 of ASC 450-20-50.

Note 16. Income Taxes, page F-58

6.   Supplementally explain why you have not disclosed the aggregate dollar per share effect on earnings for all periods presented pursuant to SAB Topic 11C to the extent that an "alternative benefits" program had an effect on earnings per share. Alternatively, explain why you have not disclosed that such programs have not had an effect on earnings per share as the related subsidiaries had not generated any taxable income under the "alternative benefits" programs, pursuant to your response to prior comment 12 of your letter dated December 8, 2011.

7.   Your disclosure on page F-60 indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries because you intend to reinvest these undistributed earnings. Please tell us what consideration you gave to providing quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2013. Refer to FASB ASC 740-30-50-2. As part of your response, please tell us the amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief